DOR BioPharma, Inc.
1101 Brickell Avenue
701-S
Miami, FL 33131

December 18, 2006

SENT VIA EDGAR

Amy C. Buckner
Staff Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

RE: Review of Filings and comments related to Form 10KSB for the Fiscal Year Ended December 31, 2005 and Form 10QSB for the Fiscal Quarter Ended June 30, 2006.

Dear Ms. Buckner:

Thank you for the opportunity to work with you and discuss the disclosure requirements. This letter is in response to your letter dated December 5, 2006. Below please find our responses to your inquiries and comments.

Form 10-KSB for the Fiscal Year Ended December 31, 2005
Management’s Discussion and Analysis or Plan of Operation
Material Changes in Results of Operations

1. We acknowledge your response to comment 2. Please provide us with additional information, in a disclosure-type format, that reconciles the total research and development expense presented in your proposed disclosure for each project to the total research and development expense on the face of your statement of operations for the year ended December 31, 2005. More specifically, the aggregate 2005 expense per proposed disclosure appears to be $5,766,478, which does not reconcile to the face of your 2005 statement of operations. Please either reconcile the individual project information to the aggregate 2005 expense or tell us why the amounts per your proposed disclosure do not reconcile to the 2005 statement.

RESPONSE for 1.:

We hereby supplement the information previously supplied to you for comment 2..

The table below details our costs for 2005 and 2006 by project.

2005
Projects-Research & Development Expenses
orBec®	$ 2,209,770
RiVax™	480,120
BT-VACC™	979,247
Oraprine™	8,100
LPMTM-Leuprolide	3,900
Research & Development Expense	$ 3,681,137

Projects-Reimbursed under Grant
orBec®	$ 124,958
RiVax™	1,942,076
BT-VACC™	-
Oraprine™	-
LPMTM-Leuprolide	-
Reimbursed under Grant	$ 2,067,034

TOTAL	$ 5,748,171

In addition, from previous response to 2.A, that read:

“Since 2000, we have incurred expenses of $13,925,498 in the development of orBec®. Research and development costs for orBec® totaled $2,209,770 in 2005 and $1,940,052 in the second quarter of 2006. Since June 30th 2006, we anticipate that the remaining R&D costs for orBec® will approximate $2 million. If orBec® is approved by the FDA in the first quarter of 2007, we expect orBec® to begin generating revenues by the third quarter of 2007. If the FDA rejects the NDA or does not approve orBec® in a timely manner, our financial condition, liquidity, and ability to raise additional equity financing could be impaired.”

Correction to read:

Since 2000, we have incurred expenses of $13,925,498 in the development of orBec®. Research and development costs for orBec® totaled $2,209,770 in 2005 of which $124,958 are for costs reimbursed under the FDA orphan products grant and $1,940,052 in the second quarter of 2006. Since June 30th 2006, we anticipate that the remaining R&D costs for orBec® will approximate $2 million. If orBec® is approved by the FDA in the third quarter of 2007, we expect orBec® to begin generating revenues by the fourth quarter of 2007. If the FDA rejects the NDA or does not approve orBec® in a timely manner (or in accordance with anticipated and established timelines), our financial condition, liquidity, and ability to raise additional equity financing could be impaired.

In addition, from previous response to 2.B, that read:

“The costs that we have incurred to develop RiVax™ since 2002 to date total $6,360,523. R&D costs for RiVax™ totaled $2,565,461 in 2005 and $2,130,516 in the second quarter of 2006”

Correction to read:

The costs that we have incurred to develop RiVax™ since 2002 to date total $6,360,523. R&D costs for RiVax™ totaled $2,422,196 in 2005 of which $1,942,076 are for costs reimbursed under the NIH grant, and $2,130,516 in the second quarter of 2006, of which $1,128,257 are for costs reimbursed under this grant.

Notes to Consolidated Financial Statements
Note 2. Summary of Significant Accounting Policies
Intangible Asset

2.
We acknowledge your response to comment 4. Please provide us with further detail regarding the “alternative future use” associated with both the UTSW RiVax vaccine license ($425k) and the SRI Brookwood license fee ($600k), as contemplated under paragraph 11c. of SFAS No. 2. Specifically, please tell us whether you could have used the RiVax vaccine and the SRI/Brookwood platform technology, in their current condition at the time of purchase, in other identifiable research and development projects that you had identified to be commenced at a future date and whether you could reasonably believe that any such future projects would generate economic benefit for your company. Finally, please clarify for us the financial reporting period during which you capitalized each of these license fees and tell us what the unamortized balance was related to each as of December 31, 2005.

RESPONSE for 2.:

We hereby supplement the information previously supplied to you for comment 4. As explained most of our intangible assets have alternative future uses; this is common in the pharmaceutical development industry. Of the intangible asset balance, $1,025,000 is for up-front license costs. We purchased a license from the University of Texas Southwestern (“UTSW”), for the license to the RiVaxTM vaccine for $425,000. We also purchased a license from a “pharmaceutical company” namely Southern Research Institute/Brookwood Pharmaceuticals, for a license of microsphere technology for $600,000. We capitalize license costs because they have alternative future use as referred to in paragraph 11 c. of SFAS No.2. We believe that both of these intangible assets purchased have alternative future uses. With respect to UTSW, we believe that arising out of the development of the vaccine RiVaxTM, our vaccine against ricin toxin, could potentially be a therapeutic antibody product to treat patients exposed to ricin toxin; this product would be purified antibodies from the serum of vaccinated animals or humans. In addition, the technology addresses specific methods to create vaccines from toxins that have similar structure, so that it is possible that a series of related vaccines can be developed. The technology is also applicable to distinctly different forms of vaccines which can be utilized by different patient populations based on route of delivery. Specifically, we envision future uses of the ricin vaccine for oral and nasal administration. Such uses also demand the introduction of complementary technology. With respect to SRI/Brookwood, at the time we purchased the license in 1998, we were aware that this technology was a platform technology for oral and nasal delivery of vaccines. This technology was also a key element of the business model of Innovaccines Corporation, a joint venture that we formed with Elan Corporation. In 2002, we and Elan dissolved Innovaccines, but we purchased the Elan rights to the microsphere technology, with a view toward developing its applications in biodefense and emerging infectious disease vaccines. This included the application to anthrax, plague, ricin, and other biowarfare toxins and pathogens. The value to us at the time was certainly in the knowledge that it could be applied to the development of any and all subunit vaccines that could be administered orally, as well as specific biodefense applications. Specifically, we engaged in product development for an orally administered ricin vaccine based on the SRI/Brookwood microspheres, but found that the technology did not have sufficient potency for commercial development. Consequently, due to its cost and reduced development prospects we decided to terminate the SRI/Brookwood agreement and have subsequently impaired the asset in the second quarter of 2006.

3.
We acknowledge your response to comment 5. It remains unclear, based on your response, how you concluded that it is appropriate to capitalize costs related to the protection/maintenance of your patent rights. Please tell us the basis for future accounting policy, referring to applicable authoritative accounting literature. Please also quantify for us the amount of such costs that you capitalized for the financial statement periods presented in your 2005 Form 10-KSB and tell us where you classified those cost on the related balance sheets

RESPONSE for 3.:

We hereby supplement the information previously supplied to you for comment 5. We capitalize legal costs associated with the protection and maintenance of our patents. For a development stage company with drug and vaccine products in an often lengthy basic and clinical research process, we believe that patent rights form one of our most valuable assets. Patents and patent applications are a key currency of intellectual property, especially in the early stage of product development, as their purchase and maintenance gives us access to key product development rights from our academic and industrial partners. These rights can also be sold or sub-licensed as part of our strategy to partner our products at each stage of development. The legal costs incurred for these patents consist of work designed to protect, preserve, maintain and perhaps extend the lives of the patents. Therefore, our policy is to capitalize these costs and amortize them over the remaining useful life of the patents. We maintain that we capitalize this based on intangible assets and the alternative future use as referred to in SFAS No.142 and in paragraph 11 c. of SFAS No. 2 as well as in the response to 2.

During 2005, we capitalized $250,570 in patent related costs. This amount is represented in the Cash Flow statement, in the section for investing activities presented in the 2005 10-KSB financial statements. On the balance sheet this amount is presented on the line intangible assets, net in the amount of $1,803,020. We also explain this amount in note 5 of the 2005 10-KSB. Attached is the excerpt from note 5.

5. Intangible Assets

The following is a summary of intangible assets which consists of licenses and patents:

	Weighted Average Amortization period (years)	Cost	Accumulated Amortization	Net Book Value
December 31, 2005	10.2	$ 2,605,472	$ 802,452	$ 1,803,020
December 31, 2004	10.6	$ 2,611,195	$ 728,741	$ 1,882,454

Amortization expense was $168,841 and $302,449 for 2005 and 2004, respectively.

Revenue Recognition

4.
We acknowledge your response to comment 6. Please confirm that you will include the expanded disclosure provided in your September 8, 2006 response letter in your next periodic report to be filed with the Commission, presumably your December 31, 2006 Form 10-KSB.

RESPONSE for 4.:

We will include the following disclosure in future filings:

All of our revenues are from government grants which are based upon subcontractor costs and internal costs covered by the grant, plus a facilities and administrative rate that provides funding for overhead expenses. Revenues are recognized when expenses have been incurred by subcontractors or when we incur internal expenses that are related to the grant.

Note 7. Shareholders’ Equity
Common Stock

Stock Compensation to Non-Employees

5. We acknowledge your response to comment 8. Pursuant to Question 18 of FIN 44, it does not appear that a “grant date” existed for the 2004 employee/director options in question until your board/shareholders approved your 2005 Equity Incentive Plan. As a result, it remains unclear why you believe variable accounting was appropriate for these stock options in December 2004. Giving consideration to Question 18 of FIN 44, please clarify your accounting position for us. Additionally, please provide us with a materiality analysis under provisions of SAB No. 99 with respect to the $285,000 that you recorded as expense in fiscal 2004 and subsequently reversed to income in fiscal 2005.

RESPONSE for 5.:

We believe that the answer provided in our previous response is adequate notwithstanding question 18 of FIN 44, that concludes that if a grant is not approved a measurement date does not exist and that in December of 2004, our authorized number of options under the then current 1995 stock option plan was insufficient to grant the options described above. The options were 1,764,339 in excess of the authorized number. Therefore, determination of a measurement date was not possible until the new plan was approved by the shareholders. According to FIN28, Footnote 1, “Plans for which the number of shares of stock that may be acquired by or awarded to an employee or the price or both are not specified or determinable until after the date of grant are referred to … as ‘variable plan awards’”. FIN28, Footnote 2 defines the measurement date as “the first date on which are known both (1) the number of shares that an individual employee is entitled to receive and (2) the option or purchase price”. Accordingly, we recorded a charge for the options based on variable accounting rules that require a market charge at the date of measurement and at interim dates until approval by the shareholders.

SAB No. 99 consists of two sections accessing materiality and immaterial misstatements that are intentional. We believe that if we considered the $285,000 as a misstatement that this type and amount of misstatement is not material to require restatement. The misstatement does not mask a change in earnings or other trends, it does not hide a failure to meet analysts’ consensus expectations for the enterprise, it does not change a loss into income or vice versa, nor does it affect the registrant’s compliance with regulatory requirements

In connection with our responses to your comments, we acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not utilize staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any further questions please do not hesitate to call me at 786-425-3848.

Sincerely,

/s/Evan Myrianthopoulos
Evan Myrianthopoulos
Chief Financial Officer
DOR BioPharma, Inc.

MD/SEC/2Comment